UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Spirit Airlines, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

848577102

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, CA 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P. [ID No. 26-0189082]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,455,227 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 22,455,227 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,455,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.96%**

14	Type of Reporting Person* PN, IA

(1) Solely in its capacity as manager of OCM Spirit Holdings III-A, LLC and POF Spirit Domestic Holdings, LLC.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc. [ID No. 26-0179905]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,455,227 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 22,455,227 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,455,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.96%**

14	Type of Reporting Person* CO

(1) Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC [ID No. 26-0174894]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,455,227 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 22,455,227 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,455,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.96%**

14	Type of Reporting Person* OO

(1) Solely in its capacity as sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings, L.P. [ID No. 95-4521152]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,455,227 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 22,455,227 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,455,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.96%**

14	Type of Reporting Person* PN

(1) Solely in its capacity as majority holder of voting units of Oaktree Capital Group, LLC.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC [ID No. 26-0174883]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,455,227 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power 22,455,227 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,455,227

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.96%**

14	Type of Reporting Person* OO

(1) Solely in its capacity as general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Spirit Holdings III-A, LLC [ID No. 95-4833215]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,156,116

	8	Shared Voting Power

	9	Sole Dispositive Power 17,156,116

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,156,116

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 23.65%**

14	Type of Reporting Person* OO

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person POF Spirit Domestic Holdings, LLC [ID No. 20-0737410]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,843,579

	8	Shared Voting Power

	9	Sole Dispositive Power 4,843,579

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,843,579

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.68%**

14	Type of Reporting Person* OO

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund II, L.P. [ID No. 95-4833215]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,455,227 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.96%**

14	Type of Reporting Person* PN

(1) Solely in its capacity as a member of OCM Spirit Holdings III-A, LLC and POF Spirit Domestic Holdings, LLC.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund III, L.P. [ID No. 20-0379312]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not Applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,455,227 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.96%**

14	Type of Reporting Person* PN

(1) Solely in its capacity as a member of OCM Spirit Holdings III-A, LLC and POF Spirit Domestic Holdings, LLC.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Principal Opportunities Fund III G.P., L.P. [ID No. 20-0379203]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,455,227 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.96%**

14	Type of Reporting Person* PN

(1) Solely in its capacity as general partner of OCM Principal Opportunities Fund III, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Fund GP I, L.P. [ID No. 26-0182151]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,455,227 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.96%**

14	Type of Reporting Person* PN

(1) Solely in its capacity as general partner of OCM Principal Opportunities Fund III GP, L.P. and OCM Principal Opportunities Fund II, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P. [ID No. 26-0181836]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,455,227 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.96%**

14	Type of Reporting Person* PN

(1) Solely in its capacity as general partner of Oaktree Fund GP I, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person OCM Holdings I, LLC [ID No. 26-0181752]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,455,227 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.96%**

14	Type of Reporting Person* OO

(1) Solely in its capacity as general partner of Oaktree Capital I, L.P.

CUSIP No. 848577102

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC [ID No. 26-0174909]]

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* Not applicable.

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power

	9	Sole Dispositive Power

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,455,227 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 30.96%**

14	Type of Reporting Person* OO

(1) Solely in its capacity as managing member of OCM Holdings I, LLC.

** This percentage assumes that all outstanding Shares of the Issuer are shares of voting common stock. If shares of non-voting common stock of the Issuer are issued in exchange for presently outstanding Shares, this percentage would be slightly higher.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by OCM Spirit Holdings, LLC, OCM Spirit Holdings II, LLC, Oaktree Capital Management, L.P., Oaktree Holdings, Inc., Oaktree Capital Group, LLC, Oaktree Capital Group Holdings, L.P., Oaktree Capital Group Holdings GP, LLC, OCM Principal Opportunities Fund II, L.P., OCM Principal Opportunities Fund III, L.P., OCM Principal Opportunities Fund III GP, L.P., Oaktree Fund GP I, L.P., Oaktree Capital I, L.P., OCM Holdings I, LLC and Oaktree Holdings, LLC, on June 3, 2011 (the “Original 13D,” and as amended, the “Schedule 13D”).  This Amendment No. 1 amends the Original Schedule 13D as specifically set forth below.  This Schedule 13D is also filed by OCM Spirit Holdings III-A, LLC and POF Spirit Domestic Holdings, LLC.  Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2(a) is amended and restated to read as follows:

(a)           This Schedule 13D is being filed on behalf of:

(1)           OCM Spirit Holdings III-A, LLC, a Delaware limited liability company (“Holdings III-A”), whose principal business is to invest in the securities of the Issuer;

(2)           POF Spirit Domestic Holdings, LLC, a Delaware limited liability company (“POF Domestic Holdings”), whose principal business is to invest in the securities of the Issuer;

(3)           Oaktree Capital Management, L.P., a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Capital Management”), whose principal business is to provide investment management services to certain funds and accounts, in its capacity as manager of Holdings III-A and POF Domestic Holdings;

(4)           Oaktree Holdings, Inc., a Delaware corporation (“OHI”), whose principal business is to serve as, and perform the functions of, the general partner of Capital Management, in its capacity as general partner of Capital Management;

(5)           Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to serve as the holding company and controlling entity for each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as sole shareholder of OHI and managing member of Oaktree Holdings, LLC;

(6)           Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH LP”), whose principal business is to hold voting interests in OCG and other interests in each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the majority holder of the voting units of OCG;

(7)           Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the general partner of OCGH LP, in its capacity as the general partner of OCGH LP;

(8)           OCM Principal Opportunities Fund II, L.P., a Delaware limited partnership (“POF II”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence, in its capacity as a member of Holdings III-A and POF Domestic Holdings;

(9)           OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership (“POF III”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence, in its capacity as a member of Holdings III-A and POF Domestic Holdings;

(10)         OCM Principal Opportunities Fund III GP, L.P., a Delaware limited partnership (“Fund III GP”), whose principal business is to serve as, and perform the functions of, the general partner of POF III, in its capacity as general partner of POF III;

(11)         Oaktree Fund GP I, L.P., a Delaware limited partnership (“Oaktree GP”), whose principal business is to (i) serve as, and perform the functions of, the general partner or the managing member of the general partner of certain investment funds and (ii) act as the sole shareholder of certain controlling entities of certain investment funds, in its capacity as general partner of Fund III GP and POF II;

(12)         Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree LP”), whose principal business is to (i) serve as, and perform the functions of, the general partner of Oaktree GP and (ii) hold limited partnership interests in Oaktree GP, in its capacity as general partner of Oaktree GP;

(13)         OCM Holdings I, LLC, a Delaware limited liability company (“OCM Holdings”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree LP, in its capacity as general partner of Oaktree LP; and

(14)         Oaktree Holdings, LLC, a Delaware limited liability company (“OHL” and together with Holdings III-A, POF Domestic Holdings, Capital Management, OHI, OCG, OCGH LP, OCGH GP, POF II, POF III, Fund III GP, Oaktree GP, Oaktree LP and OCM Holdings, collectively the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the managing member of OCM Holdings, in its capacity as managing member of OCM Holdings.

Item 3.	Source and Amount of Funds or Other Consideration

No change except for the addition of the following:

On December 29, 2011, POF II and POF III transferred their interests in OCM Spirit Holdings II, LLC (“Holdings II”) to Holdings III-A and POF III transferred its interests in OCM Spirit Holdings III, LLC (“Holdings III”) to Holdings III-A.  Immediately following such transfers, OCM Spirit Holdings, LLC (“Holdings”), Holdings II and Holdings III, (collectively the “Transferring LLCs”) and entities that were managed by Capital Management and in which POF II and POF III were members, entered into distribution agreements with each of their respective members, providing for the pro rata distribution of shares of Common Stock held by such Transferring LLCs to each of the Transferring LLC’s members for no consideration in connection with the winding up of the Transferring LLCs’ affairs (such distributions hereinafter referred to as “Transfers”).  As a result of such stock distributions, this Schedule 13D is no longer filed on behalf of (i) Holdings, a Transferring LLC, (ii) Holdings II, a Transferring LLC, and (iii) Capital Management, in its capacity as the manager of Holdings and Holdings II, as these entities no longer own, directly or beneficially, shares of the Issuer.

Prior to the Transfers, (i) Holdings was the direct beneficial owner of 6,224,142 shares of Common Stock, (ii) Holdings II was the direct beneficial owner of 20,586,793 shares of Common Stock, (iii) Holdings III was the direct beneficial owner of 1,300,219 shares of Common Stock, (iv) Holdings III-A was the direct beneficial owner of 579,644 shares of Common Stock, and (v) POF Spirit Foreign Holdings, LLC (“POF Foreign Holdings”) was the direct beneficial owner of 455,532 shares of Common Stock.

After giving effect to the Transfers, POF Spirit Domestic Holdings, LLC (“POF Domestic Holdings”) became the direct beneficial owner of 4,843,579 shares of Common Stock as a result of a distribution by Holdings of 4,843,579 shares.

After giving effect to the Transfers, Holdings III-A became the direct beneficial owner of 17,156,116 shares of Common Stock as a result of (i) a distribution by Holdings II of 15,589,564 shares and (ii) a distribution by Holdings III of 986,908 shares.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) are amended and restated to read as follows:

(a) To the knowledge of the Reporting Persons, as of September 30, 2011, there are 72,530,256 shares issued and outstanding.

As of the date hereof, (i) Holdings III-A directly owns 17,156,116 shares of Common Stock, representing approximately 23.65%** of the number of outstanding shares of Common Stock, (ii) POF Domestic Holdings directly owns 4,843,579 shares of Common Stock, representing 6.68%** of the number of outstanding shares of Common Stock, and (iii) POF Foreign Holdings directly owns 455,532 shares, representing 0.63% of the number of outstanding shares of Common Stock.

Capital Management, in its capacity as manager Holdings III-A, POF Domestic Holdings and POF Foreign Holdings (together, the “OCM Entities”) has the ability to direct the management of each of the OCM Entities’ business, including the power to direct the decisions of each of the OCM Entities regarding the vote and disposition of securities held by each of the OCM Entities; therefore, Capital Management may be deemed to have indirect beneficial ownership of 22,455,227 shares of Common Stock (approximately 30.96%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OHI, in its capacity as general partner of Capital Management, has the ability to direct the management of Capital Management’s business, including the power to direct the decisions of Capital Management regarding the vote and disposition of securities held by the OCM Entities; therefore, Capital Management may be deemed to have indirect beneficial ownership of the 22,455,227 shares of Common Stock (approximately 30.96%** of the Common Stock ) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OCG, in its capacity as sole shareholder of OHI, has the ability to appoint and remove directors of OHI and as such, may indirectly control the decisions of OHI regarding the vote and disposition of securities held by the OCM Entities; therefore, OCG may be deemed to have indirect beneficial ownership of the 22,455,227 shares of Common Stock (approximately 30.96%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OCGH LP, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the OCM Entities; therefore, OCGH LP may be deemed to have indirect beneficial ownership of the 22,455,227 shares of Common Stock (approximately 30.96%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OCGH GP, in its capacity as the general partner of OCGH LP, has the ability to direct the management of OCGH LP’s business, including the power to direct the decisions of OCGH LP regarding the vote and disposition of securities held by the OCM Entities; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the 22,455,227 shares of Common Stock (approximately 30.96%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

POF II, in its capacity as a member of Holdings III-A, POF Domestic Holdings and POF Foreign Holdings, may be deemed to have a direct pecuniary interest in 22,455,227 shares of Common Stock (approximately 30.96%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by OCM Entities.

POF III, in its capacity as a member of Holdings III-A, POF Domestic Holdings and POF Foreign Holdings, may be deemed to have a direct pecuniary interest in 22,455,227 shares of Common Stock (approximately 30.96%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

Fund III GP, in its capacity as general partner of POF III, may be deemed to have an indirect beneficial ownership of 22,455,227 shares of Common Stock (approximately 30.96%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

Oaktree GP, in its capacity as general partner of POF II and Fund III GP, may be deemed to have an indirect beneficial ownership of 22,455,227 shares of Common Stock (approximately 30.96%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

Oaktree LP, in its capacity as general partner of Oaktree GP, may be deemed to have an indirect beneficial ownership of 22,455,227shares of Common Stock (approximately 30.96%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OCM Holdings, in its capacity as general partner of Oaktree LP, may be deemed to have an indirect beneficial ownership of 22,455,227 shares of Common Stock (approximately 30.96%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

OHL, in its capacity as managing member of OCM Holdings, may be deemed to have an indirect beneficial ownership of 22,455,227 shares of Common Stock (approximately 30.96%** of the Common Stock) comprised of the aggregate number of shares of Common Stock directly held by the OCM Entities.

In addition, Indigo Florida L.P. (“Indigo Florida”) and Indigo Miramar LLC (“Indigo Miramar,” and together with Indigo Florida, the “Indigo Investors”), which also comprise a “group” with the Reporting Persons as a result of the Stockholders Agreement described in Item 6, own in the aggregate 15,237,954 shares of Common Stock.  The Indigo Investors beneficially own in the aggregate approximately 21.0%** of the Common Stock.

(b) With respect to the shares of Common Stock reported herein, each of Holdings III-A, POF Domestic Holdings, Capital Management, OHI, OCG, OCGH LP and OCGH GP may be deemed to have sole voting and dispositive power to direct the vote and disposition of the shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Holdings III-A and POF Domestic Holdings, or by any of the Covered Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of

Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Holdings III-A and POF Domestic Holdings, and each Covered Person.

** This percentage assumes that all outstanding Shares of the Issuer are shares of voting common stock. If shares of non-voting common stock of the Issuer are issued in exchange for presently outstanding Shares, this percentage would be slightly higher.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by deleting the section entitled “Lock-Up Agreements” in its entirety and adding the following paragraphs.

Registration Statement

On December 6, 2011, the Issuer filed a Registration Statement on Form S-1 under the Securities Act of 1933, as amended.  Holdings III-A, POF Domestic Holdings and POF Foreign Holdings may elect to sell shares of the Issuer under such Registration Statement pursuant to the rights granted in the Investor Rights Agreement and, in the event of any such sale, would enter into an underwriting arrangement on customary terms.

Transfer of Limited Liability Company Interests

On December 29, 2011 POF II and POF III entered into an agreement transferring their limited liability company interests in Holdings II, in the case of POF II, and Holdings II and Holdings III, in the case of POF III, to Holdings III-A.

Stock Distribution and Assignment Agreements

On December 29, 2011, the Transferring LLCs and entities that were managed by Capital Management and in which POF II and POF III were members entered into distribution agreements with each of their respective members, which provided for (i) the pro rata distribution of the Shares of Common Stock then owned by such transferring entity to each of its members, for no consideration in connection with the winding up of the Transferring LLC’s affairs and (ii) the assignment of the Transferring LLC’s rights under a tax receivable agreement which provided for the Issuer to pay the Transferring LLC certain tax benefit payments as an owner of the Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:       A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:       Transfer of Limited Liability Company Interest Agreement by and among OCM Principal Opportunities Fund II, L,P., OCM Principal Opportunities Fund III, L.P. and OCM Spirit Holdings III-A, LLC.

Exhibit 3:        Stock Distribution and Assignment Agreement by and among OCM Spirit Holdings, LLC and its members.

Exhibit 4:        Stock Distribution and Assignment Agreement by and among OCM Spirit Holdings II, LLC and its members.

Exhibit 5:        Stock Distribution and Assignment Agreement by and among OCM Spirit Holdings III, LLC and its members.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 3, 2012

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director & Assistant Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC,
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM SPIRIT HOLDINGS III-A, LLC

By:	Oaktree Capital Management, L.P.,
Its:	Manager

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

POF SPIRIT DOMESTIC HOLDINGS, LLC

By:	Oaktree Capital Management, L.P.,
Its:	Manager

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM PRINCIPAL OPPORTUNITIES FUND II, L.P.

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By:	OCM Principal Opportunities Fund III GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III GP, L.P.

By:	Oaktree Fund GP I, L.P.,
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	OCM Holdings I, LLC
Its:	General Partner

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Emily Alexander
Name:	Emily Alexander
Title:	Managing Director & Assistant Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President